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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EMMIS COMMUNICATIONS CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
291525103
(CUSIP Number)
April 2, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS: TCS CAPITAL INVESTMENTS, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CAYMAN ISLANDS

	5	SOLE VOTING POWER:

NUMBER OF		1,679,530

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,679,530

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,679,530

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS: TCS CAPITAL GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		2,712,300

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,712,300

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,712,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS: ERIC SEMLER

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF		2,712,300

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,712,300

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,712,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	291525103
Schedule 13G/A
     This Amendment No. 3 (“Amendment”) to Schedule 13G (the “Schedule 13G”), relating to shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Emmis Communications Corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”). This Amendment is being filed on behalf of TCS Capital Investments, L.P., a Cayman Islands exempted limited partnership (“TCS Offshore”), TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), and Eric Semler, the principal of TCS GP.
     This Amendment relates to (A) shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Offshore, and (B) shares of Common Stock of the Issuer held by TCS Offshore. TCS Capital holds 144,147 shares of the Common Stock, TCS Capital II holds 888,623 shares of the Common Stock, and TCS Offshore holds 1,679,530 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore, and Mr. Semler, as manager of TCS GP, controls the investment decisions of TCS GP.
     This Amendment is being filed to amend and restate Items 2(a), 2(c) and 4 as follows:
Item 2(a) Name of Person Filing.
     TCS Capital Investments, L.P., TCS Capital GP, LLC and Eric Semler.
Item 2(c) Citizenship or Place of Organization.
     TCS Capital Investments, L.P. is a Cayman Islands exempted limited partnership. TCS Capital GP, LLC is a limited liability company organized under the laws of the State of Delaware. Eric Semler is the principal of TCS Capital GP, LLC and is a United States citizen.
Item 4. Ownership:
Item 4(a) Amount Beneficially Owned:
     TCS Offshore may be deemed to be the beneficial owner of 1,679,530 shares of Common Stock. Each of TCS GP and Mr. Semler may be deemed to be the beneficial owner of 2,712,300 shares of Common Stock; this number consists of (A) 1,679,530 shares of Common Stock held for the account of TCS Offshore, (B) 144,147 shares of Common Stock held for the account of TCS Capital, and (C) 888,623 shares of Common Stock held for the account of TCS Capital II.
Item 4(b) Percent of Class:
     The number of shares of Common Stock TCS Offshore may be deemed to beneficially own constitutes approximately 5.2% of the total amount of Common Stock outstanding. The number of shares of Common Stock each of TCS GP and Mr. Semler may be deemed to beneficially own constitutes approximately 8.4% of the total amount of Common Stock outstanding. (Based upon information

CUSIP No.	291525103
provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, the number of shares of Common Stock outstanding was 32,396,671 as of January 2, 2007.)
Item 4(c) Number of shares as to which such person has:

TCS Offshore
(i)	Sole power to vote or direct the vote	1,679,530

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	1,679,530

(iv)	Shared power to dispose or to direct the disposition of	0

TCS GP
(i)	Sole power to vote or direct the vote	2,712,300

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	2,712,300

(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Semler
(i)	Sole power to vote or direct the vote	2,712,300

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	2,712,300

(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP No.	291525103
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 11, 2007	TCS CAPITAL INVESTMENTS, L.P.

By: TCS Capital GP, LLC, general partner

By: /s/ Eric Semler

Name: Eric Semler
Title: Managing Member

TCS CAPITAL GP, LLC

By: /s/ Eric Semler

Name: Eric Semler
Title: Managing Member

ERIC SEMLER

By: /s/ Eric Semler

CUSIP No.	291525103
EXHIBIT INDEX
A.	Joint Filing Agreement by and among Mr. Eric Semler, TCS Capital GP, LLC and TCS Capital Investments, L.P.